Amended Exhibit A

Persons Covered by Manning & Napier Fund Principal Executive and Financial Officers

Code of Ethics

Effective as of February 2010

Officer Title	Officer Name
President (Principal Executive Officer)	B. Reuben Auspitz
Chief Financial Officer (Principal Financial Officer)	Christine Glavin
Chief Legal Officer	Richard B. Yates
Assistant Chief Financial Officer	Beth Galusha